ITEM 5 (B)

               CPI CORP OUTLINES NEW STRATEGY
     IN FORMING PHOTOFINISHING JOINT VENTURE WITH KODAK

St. Louis, MO, August 8, 1996 - CPI Corp. and Eastman Kodak Company today announced a joint venture to be formed by Kodak's acquisition of a 51% stake in CPI's photofinish subsidiary. The subsidiary, Fox Photo, Inc., operates about five hundred and fifty one-hour photofinish minilabs under the CPI Photo, Fox Photo and Proex names, and is one of the nation's largest photo specialty retailers. Under terms of the agreement, which is subject to regulatory approval, Kodak will pay $56 million for its 51% stake in Fox Photo (a valuation of $110 million), which will have a joint board of directors headed by Alyn V. Essman as chairman.

Commenting on the new venture, Alyn V. Essman, CPI's chairman and chief executive officer, said, "This alliance with Kodak is a new opportunity in which, together, we can recreate and expand the business in our photofinishing division through the joint venture. Since 1992, we have been engaged in an effort to get our customers more directly involved in preserving their family memories through creative imaging offered in our retail locations. Our efforts bore first fruit in the Sears Portrait Studio division, where we have witnessed enthusiastic customer response to an expanding spectrum of portrait options based on digital imaging technology. Now, with our alliance with Kodak, we see a great opportunity to focus efforts on the retail photofinish market, enable new technology, and test product marketing to expand the photo retail segment."

"Our objective is to move the photofinishing business from a routine photo processing operation to a creative imaging endeavor, taking advantage of all the technologies and all of the capabilities developed by our two companies. By combining our mutual expertise in digital imaging technology and retail marketing, CPI and Kodak will be able to create a customer-responsive business providing a broad spectrum of specialized imaging services. Retail associates will assist customers in combining and manipulating images from diverse sources - prints, slides, portraits, digital images, and drawings
- - to create family mementos that bridge time, space and generations. Through the ongoing development of these and future services, we will be able to create a differentiating business model that will not only serve venture locations, but will also be expandable through trade licenses to other retailers within the marketplace."

"Over the past 40 years, the Kodak/CPI relationship has evolved from that of valued vendor/customer to one of strategic partners. We are now positioned with Kodak in a true operating partnership that will enable us to integrate new technology, products, and services to increase image utilization through the photo retail business. We expect to be co-owners for a long time as we develop the models for successful operation of a retail enterprise, but being realistic about unforseen changes in business relationships, there are provisions which would allow for orderly termination of the venture through a put/call mechanism generally based on initial valuation."

CPI Corp. is a consumer services company with $526.7 million in fiscal 1995 sales from continuing operations, operating over 1,700 retail locations, including 1,018 Sears Portrait Studios in the U.S., Puerto Rico and Canada, 555 CPI/Fox Photo/Proex photofinishing locations and 150 Prints Plus wall decor locations.